UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Grain Dealers Brewery LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> North Carolina

> *Date of organization*
> May 9, 2019

Physical address of issuer
2965 Hobson Road, Dunn, NC 28334

Website of issuer
https://www.graindealersbrewery.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$160,630.00	$0.00
Cash & Cash Equivalents	$160,630.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	-$203.00	-$203.00
Net Income	-$53,123.00	-$293.00

May 1, 2023

FORM C-AR

Grain Dealers Brewery LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Grain Dealers Brewery LLC, a North Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.graindealersbrewery.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant

to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..6

SUMMARY...6
    The Business..6
    The Business..6
RISK FACTORS...7
RISK FACTORS...7
    Risks Related to the Company's Business and Industry..7
    Risks Related to the Company's Business and Industry..7
BUSINESS...21
BUSINESS...21
    Description of the Business..22
    Description of the Business..22
    Business Plan...22
    Business Plan...22
    History of the Business..22
    History of the Business..22
    The Company's Products and/or Services..22
    The Company's Products and/or Services..22
    Competition...23
    Competition...23
    Supply Chain and Customer Base...23
    Supply Chain and Customer Base...23
    Intellectual Property..23
    Intellectual Property..23
    Governmental/Regulatory Approval and Compliance...23
    Governmental/Regulatory Approval and Compliance...23
    Litigation...24
    Litigation...24
    Other...24
    Other...24
DIRECTORS, OFFICERS AND EMPLOYEES...24
DIRECTORS, OFFICERS AND EMPLOYEES...24
    Directors..24
    Directors..24
    Officers of the Company..25
    Officers of the Company..25
    Employees...26
    Employees...26
CAPITALIZATION AND OWNERSHIP...26
CAPITALIZATION AND OWNERSHIP...26
    Capitalization...26
    Capitalization...26
    Ownership..29
    Ownership..29
FINANCIAL INFORMATION..29
FINANCIAL INFORMATION..29
    Operations...30
    Operations...30
    Liquidity and Capital Resources...30
    Liquidity and Capital Resources...30
    Capital Expenditures and Other Obligations...30
    Capital Expenditures and Other Obligations...30

        Material Changes and Other Information...30
        Material Changes and Other Information..30
        Trends and Uncertainties..30
        Trends and Uncertainties..30
        Restrictions on Transfer...31
        Restrictions on Transfer...31
    TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............31
    TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............31
        Related Person Transactions...31
        Related Person Transactions...31
        Conflicts of Interest...31
        Conflicts of Interest...31
    OTHER INFORMATION..31
    OTHER INFORMATION..31
        Bad Actor Disclosure...31
        Bad Actor Disclosure...31
    EXHIBITS..35
    EXHIBITS..35
        EXHIBIT A...36
        EXHIBIT A...36

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Grain Dealers Brewery LLC (the "Company") is a North Carolina Limited Liability Company, formed on May 9, 2019.

The Company is located at 2965 Hobson Road, Dunn, NC 28334.

The Company's website is https://www.graindealersbrewery.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulations, as a restaurant & event venue. Following issuance of any required licenses, permits and governmental authorizations, Grain Dealers Brewery, LLC intends to operate a brewery and own and maintain an on-site restaurant and entertainment venue. Grain Dealers Brewery, LLC may hire general managers and/or third party contractors to manage and oversee the day-to-day operations of its on-site restaurant and entertainment venue. Certain of these intended business operations may require Grain Dealers Brewery, LLC to pursue and obtain authorizations and exemptions from the ABC Commission, which are granted on a case-by-case basis, and are never guaranteed to be awarded. In the event Grain Dealers Brewery, LLC is not able to obtain the required licenses, permits, certificates, exemptions and other governmental approvals to operate its business as intended and described herein, its business strategy and planned operations may shift and change accordingly. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our company is brand new and has no operating history.
The company was formed as a North Carolina Limited liability company in May 2019. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Unpredictability of future revenues; Potential fluctuation in operating results
Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

● demand for the Company's products and services;

● introduction or enhancement of products and services by the Company and its competitors; actual capital expenditures required to bring the Company's products and services to market; market acceptance of new products and services of the Company and its competitors;

● price reductions by the Company or its competitors or changes in how products and services are priced; the Company's ability to attract, train and retain qualified personnel;

● the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;

● unexpected costs and delays relating to the expansion of operations; change in federal or state laws and regulations;

● timing and number of strategic relationships that are established; loss of key business partners; and

● fluctuations in general economic conditions. The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

No assurances of sufficient financing; Additional capital may be required
Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Local ordinance on building condition
The current state of the proposed building to be purchased has the City of Dunn concerned about the potential timing of condemnation proceedings. Depending on the rate at which funds are raised, the need could arise to proceed with condemnation hearings on the property. Avoiding the potential resulting requirement to demolish the building would require a change in ownership, possibly to the City of Dunn. Once owned by the City of Dunn it could be possible that the building could not be purchased back at the same price or without additional stipulations to its use or condition. In the most unlikely scenario that the building is torn down there would be additional costs incurred to build a similarly sized building for the purpose of this business.

Building Acquisition
The Company does not currently own the building and may not be able to execute the business plan or would have significant changes required if unable to acquire.

Execution Risk

This project requires significant redevelopment work to use the building for any purpose, including the intended purpose within our business plans. If the Company is unable to complete this work, we will not be able to operate as intended or at all.

Competition from other businesses

The Company intends to operate as a brewery and will compete in a competitive market with several regional craft breweries, including Fainting Goat, Crossbones Brewing, Belleau Wood Brewing, Vicious Fishes and many others. Subject to our receipt of the required licenses, permits, certificates, exemptions and government approvals, we also intend to operate a restaurant in competition with a range of competing local and regional restaurants of similar size, concept, menus and offerings. Both the brewery and restaurant markets are highly competitive. There are relatively low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, legal and regulatory requirements, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be able to have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability. The Company's malt beverage products will also compete generally with other alcoholic beverages. The Company will compete with other alcoholic and non-alcoholic beverage companies not only for consumer acceptance and loyalty, but also for shelf and tap space in retail establishments and for marketing focus. The Company intends, at present, to self-distribute its malt beverage products to retailers on a limited basis and subject to the North Carolina ABC Commission's (the "ABC Commission") rules allowing same. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to potential commercial or retail purchasers may have a material adverse effect on the Company's results of operations, cash flows and financial position. Further, in recent years, the brewing industry has seen continued consolidation among breweries in order to take advantage of cost savings opportunities for supplies, distribution and operations. To the extent Company has excess brewing capacity once its facilities and operations are established, and all required permits, licenses, and government approvals have been obtained, Company intends to offer contract brewing services to other breweries and brands that are not affiliated with Company, which may including but not be limited to brewing, bottling, canning, kegging, sales, and distribution of those malt beverage products brewed by Company for third parties on a contract basis. These decisions relative to contract brewing operations will be made on a case-by-case basis and cannot be accurately or predictably forecast at this time. However, due to the increased leverage and competition in the marketplace, the costs to the Company of competing could increase and the availability of its own contract brewing capacity could be reduced. The potential also exists for large competitors to increase their influence with their distributors, making it difficult for smaller breweries to maintain their market presence or enter new markets. These potential increases in the number and availability of competing brands, the costs to compete, and decreases in distribution support and opportunities may have a material adverse effect on the Company's results of operations, cash flows and financial position.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that keep pace with evolving industry standards, and respond to changing customer requirements. The Company's future growth may be limited by its ability to continue to increase its market share in local markets that may be dominated by one or more regional or local breweries. The development of new products by the Company may lead to reduced sales in the Company's other products. The Company's future growth may also be limited by its ability to meet production goals, its ability to enter into new brewing contracts with third party-owned breweries on commercially acceptable terms or the availability of suitable production capacity at third party-owned breweries, should production at the Company's owned brewery miss targets, and its ability to obtain sufficient quantities of certain ingredients and packaging materials.

The Company is obligated to indemnify its management

Managers of the Company and other persons who exercise management authority (referred to in the Operating Agreement as "Company Officials") owe certain duties to the Company in connection with their service to the Company. These duties are the duty of care and loyalty and are generally referred to as "fiduciary duties". These fiduciary duties impose on Managers and Company Officials an obligation to act with due care, diligence and in the best interest of the Company and its owners. Notwithstanding the foregoing, Managers and Company Officials are not liable to the Company or any of its owners for any act or omission if they acted in good faith reliance on the provisions of the Operating Agreement and their acts or omissions do not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. In addition, the Company is obligated to indemnify Managers of the Company and Company Officials for actions or omissions to act by such Company Officials and Managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company if such Managers and Company Officials acted in good faith and in a manner reasonably believed by such Managers and Company Officials to be in, or not opposed to, the best interests of the Company, and (y) such Manager's and Company Official's conduct did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or a material breach or a knowing violation of the provisions of this Agreement by such managers and Company Officials. To fulfill its obligation to indemnify a Manager or Company Official, the Company must reimburse or advance expenses such Managers or Company Officials may incur associated with or in defense of charges, claims or legal actions arising from such person's position as a Company Official or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company.

Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary recipes and processes. As such, licensing, developing and protecting the proprietary nature of these assets is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents, which could subject the Company to additional risks relating to branding, re-branding, or potential infringement of third party intellectual property rights. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims asserting that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

The Company is required to hold certain licenses and permits

The Company intends to operate in the highly regulated alcoholic beverage industry. In order to conduct its intended business operations, the Company must apply for, obtain and maintain various state and federal licenses, permits, certificates, exemptions and other governmental approvals to permit the activities contemplated by the business model. Once the Company has acquired the physical building, equipment, capital, and local approvals required to support its intended operations, the Company will begin the process to apply for the required Federal and North Carolina alcoholic beverage licenses, permits, certificates, exemptions, and regulatory and governmental approvals that are necessary to operate. While the Company believes it will be successful in obtaining those licenses, permits and approvals, there is no guarantee that the required licenses, permits, certificates, exemptions and approvals will ever be obtained or when they will be obtained – and, denials or delays resulting from either of these situations could result in a loss of your investment. Assuming the required licenses, permits, certificates, exemptions and approvals are obtained, any violation, even if inadvertent, of the rules and requirements associated with those licenses, permits, certificates, exemptions and approvals could result in fines, a cease and desist order against the subject operations or even revocation or suspension of the Company's license(s) to operate the subject business.

We have the right to buy your Ownership Interests to ensure compliance with Federal and State ABC legal and regulatory requirements

North Carolina has a three-tier system in place that generally requires the company wishing to manufacture and sell alcoholic beverage products (tier 1) to sell and ship only to wholesalers (tier 2) who may sell only to retailers (tier 3). Certain exceptions and exemptions to those general rules exist or may be granted by the ABC Commission, on a caseby-case basis, but can never be guaranteed. The rules and regulations underlying this general statement also create restrictions on who can invest in our Company, particularly if you already own or hold any direct or indirect interest in other wholesale or retail business ventures that are licensed or regulated by the ABC Commission. Among other things, North Carolina law prohibits the issuance of an ABC permit to anyone: (i) convicted of a felony within three years and, if convicted of a felony before then, who has not had his or her citizenship restored; (ii) convicted of an alcoholic beverage offense within two years; (iii) convicted of a misdemeanor controlled substance offense within two years; (iv) with an alcoholic beverage permit revoked within three years, except where revocation was based solely on a permittee's failure to pay certain annual registration and inspection fees; (v) with, whether as an individual or as an officer, director, shareholder or manager of a corporate permittee, an unsatisfied outstanding final judgment that was entered against him or her under Article 1A of Chapter 18B of the North Carolina General Statutes; or (vi) who is not current in filling all applicable tax returns to the State of North Carolina and in payment of all taxes, interest, and penalties that are collectible under North Carolina law. The terms "convicted" or "conviction" include scenarios where a person has been found guilty, or has entered a plea of guilty or nolo contendere, and judgment has been entered. It is your responsibility to assess and determine whether or not you meet the threshold qualifications for ownership within the Company as established by the ABC Commission and applicable law. When executing your subscription agreement (and by signing the joinder to the Operating Agreement), you must represent and warrant that you (i) do not have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, and (ii) do not have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, and (iii) do not have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, and (iv) are not subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation, including but not limited to the disqualifications stated in the paragraph above. Furthermore, you will covenant, if requested by the Company, to timely and expeditiously complete any applications, questionnaires and to provide any documentation or information that may be required in connection with Company's efforts to obtain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals. You will also covenant and consent to provide all personal information required to obtain or maintain such licenses, permits, certificates, exemptions and approvals. In addition, you must agree that if your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right.

Interest Owners could be subject to alcohol taxes and penalties for non-compliance by management

There are strict Federal and North Carolina rules for when and how alcohol is taxed, and when and how those taxes are paid to federal, state and local taxing authorities. If the Company does not follow all applicable rules for the timing, calculation and payment of taxes due, whether intentional or not, the Company, and potentially the individual owners of the Company, could be assessed certain civil or criminal penalties, fines, and interest (collectively "Tax Penalties and Interest"). Before making an investment in the Company, you are urged to consult with your own individual attorney or tax advisor concerning your own potential personal liability and risks that may stem from any such Tax Penalties and Interest.

__The Interest Owners, in their individual capacity, could potentially be held liable if the Company fails to pay its federal, state and local alcohol taxes on time and in full, especially where the Company does not have sufficient monetary funds on hand to cover those tax obligations and any associated Tax Penalties and Interest.__

While the Company is prepared to pay alcohol taxes in compliance with the law, if you are not comfortable with this potential liability, including the potential of having to provide additional cash should the situation arise, you should not invest.

__Need to establish new and maintain existing customer relationships__

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

__Employees or related third parties may engage in misconduct or other improper activities__

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

__Reliance on third parties for product inputs and distribution__

For its brewery operation, the Company will purchase a substantial portion of the raw materials used in the brewing of its products and bottling and packaging materials from a limited number of domestic suppliers. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails or is unable to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company has no control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations. Additionally, if in the future the Company finds it necessary to sell its malt beverages to third party wholesalers for sale and distribution to retailers, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional distributors. Changes in control or ownership of a future distribution network could lead to less support of the Company's products. No assurance can be given that the Company will be able to maintain any such future distribution network or secure additional distributors on terms favorable to the Company. Further, in that event, Company will be required to comply with North Carolina beer franchise laws, and potentially others, which may subject the Company, its assets and its products to additional risks in light of the significant protections and rights afforded to wholesalers and distributors thereunder, at the expense of Company.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. The Company's operations are subject to certain hazards and liability risks faced by all breweries, such as potential contamination of ingredients or products by agents that may be wrongfully or accidentally introduced into products or packaging. These could result in unexpected costs to the Company, and in the case of a costly product recall, potentially serious damage to the Company's reputation for product quality, as well as claims for product liability. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Regulatory environment and changes may adversely affect the Company

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate and inquiries from governmental regulators charged with their enforcement. The cost and time required to comply with various legal and regulatory requirements may adversely affect our profitability. Failure to comply with current or changes to existing laws and regulations relating to the Company's operations or in the payment of taxes or other fees could result in the inability to obtain, loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the ability of the Company's business, financial condition and results of operations. Furthermore, regulatory obstacles may hamper our ability to fully implement our business plan or cause unforeseen delays.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a number of key personnel, primarily the CEO as site manager, general manager (restaurant & event space) and the hired head brewer. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. In addition, the Company's ability to produce revenues ultimately depends on its ability to commercialize its products and services and to expand into new markets. If the Company fails to establish successful marketing and sales capabilities, recruit or engage qualified employees and consultants, the Company's ability to generate revenues will suffer. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We lack sales and market recognition.

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products and services. Market acceptance and recognition generally require substantial time and effort.

Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products and services will maintain the market acceptance.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class C Units in the amount of up to $1,069,996.80 in this offering, with a Target Offering Amount of $200,000. If the minimum amount is raised, the company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

Our valuation and our offering price have been established internally and are difficult to assess.

Grain Dealers Brewery has set the price of its Class C Units at $6.40 per unit. The Offering price was not established in a competitive market. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional membership interests (wither including profit sharing interests), or other convertible securities may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class C Units hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our Operating Agreement imposes additional transfer restrictions on the Units. We also have certain rights to repurchase the Units upon the occurrence of certain disqualification events. Each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. In addition, all of our equity securities are subject to additional transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) set forth in the Company's Operating Agreement. In addition, we have the right to repurchase your Units in the event that you (i) have an interest, direct or indirect, in any wholesale or retail business venture that is licensed or regulated by the ABC Commission, whether by stock or equity ownership, interlocking directors, mortgage or lien on assets, or otherwise, or (ii) have ownership of any real or personal property used by or leased to any such wholesale or retail business venture, or (iii) have any other interest, direct or indirect, in any such wholesale or retail business venture by any other means, including loans, personal guarantees or other extensions of credit thereto, or (iv) are subject to any other ownership prohibitions or disqualifications established by Federal or North Carolina law or regulation; or (v) if requested by the Company, you fail to timely and expeditiously complete any applications, questionnaires or to provide any documentation or information that may be required in connection with Company's efforts to obtain or maintain Federal or North Carolina alcoholic beverage licenses, permits, certificates, exemptions or other approvals; or (vi) your ownership or holding of any Ownership Interest in the Company would cause any legal or regulatory risk, exposure or liability, whether actual or potential, for the Company related to its ability to engage in any alcoholic beverage related business activities or to obtain or maintain the necessary licenses or permits to conduct its business. If any such buyout events occur, the Company (or its assignees) will have the right to buy your Ownership Interest at the lesser of either (i) the original purchase price paid for such securities; or (ii) the fair market value of the Company (as determined in good faith by the Managers). Company will have the sole and absolute discretion to determine whether or not a disqualification and buyout event exists to allow for its exercise of this right. These restrictions on the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by our two founders, who also serve as our managers.
Prior to the Offering the Company's founders beneficially own 100% of the Class A Units, which equals almost 100% of the Company. The two founders hold both of the Manager positions and can only be removed, with or without cause, by a vote of a majority of the outstanding Class A Units. Our Operating Agreement gives significant control of the business to the Managers, and thus significantly limits Company actions that must be submitted to members for approval. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners will be able to exercise significant influence over matters requiring manager or owner approval, including the election of managers, removal of the two founders as Managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The founders may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management proposals that are subject to owner approval.

We have founder debt that may be repaid from proceeds of the offering.
We have a $20,000 line of credit with our founder, Wesley Johnson, which has a maturity date of March 31, 2024. As of March 23, 2022 there was approximately $10,236.95 in principal amount outstanding (excluding accrued interest). The Company expects to take out additional advances under this arrangement to cover Offering expenses. The Company plans to use a portion of the proceeds from this Offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into Class A Units of the Company at fair market value of such shares at any time. If the loan is converted at the same valuation of this Offering (with a $6.40 per unit FMV), then the Company could issue up to 3,125 additional Class A Units (plus additional units to cover accrued interest to the date of the conversion) assuming the maximum

amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to Interest Owners, including Investors in this Offering.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

Insufficient Distributions for Tax Purposes

The Company will be taxed as a partnership. Income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income and gain.

Limitation of Managers' Liability

The Company's Operating Agreement provides that the Managers and the Company Officials will not be liable to the Company or an Investor for any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, provided such action or failure to take action was taken or not taken in good faith reliance on the provisions of the Operating Agreement and did not constitute fraud, bad faith, gross negligence, misappropriation, willful misconduct or material breach or knowing violation of the Operating Agreement. Therefore, you may have a more limited right of action against the Managers and Company Officials than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management

Our Managers have full responsibility for managing our Company. You will not be entitled to participate in the management or operation of the Company or in the conduct of its business. You may not vote your Securities in the election of the Company's Managers. Please consult the Operating Agreement for more details.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by North Carolina law. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate

annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including holders of Class A Units, who because they are Managers, have access to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Your ownership may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities. In addition, the Company has entered into a $20,000 line of credit with its Founder, which is convertible at the option of the holder, into Class A units of the Company. Conversion of any outstanding principal or accrued interest into additional equity securities of the Company would further dilute the Units owned by the holders of the Securities.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all documents associated with this filing carefully and should consult with their own attorney and business advisor prior to making any investment decision.

Income Tax Risks
Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each investor's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to investors from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of an investor's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Securities and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Securities generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Grain Dealers Brewery, LLC intends to apply for certain Federal and North Carolina commercial and retail alcoholic beverage licenses and permits required to operate as a brewery and, as allowed by applicable law and regulations, as a restaurant & event venue. Following issuance of any required licenses, permits and governmental authorizations, Grain Dealers Brewery, LLC intends to operate a brewery and own and maintain an on-site restaurant and entertainment venue. Grain Dealers Brewery, LLC may hire general managers and/or third party contractors to manage and oversee the day-to-day operations of its on-site restaurant and entertainment venue. Certain of these intended business operations may require Grain Dealers Brewery, LLC to pursue and obtain authorizations and exemptions from the ABC Commission, which are granted on a case-by-case basis, and are never guaranteed to be awarded. In the event Grain Dealers Brewery, LLC is not able to obtain the required licenses, permits, certificates, exemptions and other governmental approvals to operate its business as intended and described herein, its business strategy and planned operations may shift and change accordingly. Grain Dealers Brewery, LLC was formed as a North Carolina limited liability company on May 9, 2019.

Business Plan

We anticipate beginning this process upon receiving approximately $200,000 in funding, either through this offering, private placements, or other funding. From there we will purchase the building and begin with the primary renovations to the exterior walls and roof. This will take a couple of months followed closely by work on the electrical and plumbing components of the restaurant building. These aspects will allow us to meet Phase 1 requirements of offering the site as a venue rental. From there we will begin work on expanding the kitchen so that the building can be used for our restaurant space (Phase 2). After these goals have been met we will then proceed with building the new brewery building and venue space (Phase 3). The speed at which these phases are completed will be dependent on the rate and amount of fundraising achieved. It is the goal that all three phases will be completed within 1 to 2 years.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

We're creating the city of Dunn's first and only craft brewery with an adjoining restaurant space and entertainment venue. It will serve a previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we plan to utilize our restaurant space to offer a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and restaurant space will enclose a spacious courtyard where we plan to provide yard games and open-air seating. The courtyard is just the beginning of the entertainment though. We plan to build out a full concert stage and seating area to host live entertainment from all over. We anticipate this additional space will entertain guests and attract travelers in addition to providing additional revenue streams via ticket sales and venue rental.

We're creating the city of Dunn's first and only craft brewery with an adjoining restaurant space and entertainment venue. It will serve a previously untapped market and build a foundation for future economic development in our town. Along with our rotating taps with handcrafted brews, we plan to utilize our restaurant space to offer a broad menu stocked full of favorite local dishes. To round out the experience, our brewery and restaurant space will enclose a spacious courtyard where we plan to provide yard games and open-air seating. The courtyard is just the beginning of the entertainment though. We plan to build out a full concert stage and seating area to host live entertainment from all over. We anticipate this additional space will entertain guests and attract travelers in addition to providing additional revenue streams via ticket sales and venue rental.

Competition

The Company's primary competitors are There is currently one taproom in Dunn and another microbrewery set to open soon as well. The closest brewery operation at the time we opened our raise is in Benson but the nearest brewery restaurant is 21 miles away in Fayetteville. We will be competing with these parties on the brewery and alcohol sales. The restaurant style and size will be unique to this area of Harnett County with the venue / stage offering additional unique features not commonly available. The venue rental will be unique relative to others in the area due to its size and unique character space. .

There is currently one taproom in Dunn and another microbrewery set to open soon as well. The closest brewery operation at the time we opened our raise is in Benson but the nearest brewery restaurant is 21 miles away in Fayetteville. We will be competing with these parties on the brewery and alcohol sales. The restaurant style and size will be unique to this area of Harnett County with the venue / stage offering additional unique features not commonly available. The venue rental will be unique relative to others in the area due to its size and unique character space.

Supply Chain and Customer Base

Purchasing necessary brewing components from the many established suppliers in the state. Hops & Barley inputs for beer, traditional food components for restaurant operation as indirect supply chain.

There are approximately 52,000 people living within 10 miles of our site with 58,000 people basing by on Interstate 95 daily. Three target demographics: beer drinkers, entertainment seekers, and diners.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. These laws and regulations include, but are not limited to, Chapter 18B of the North Carolina General Statutes, 14B NCAC 15A .0101 et seq. of the North Carolina Administrative Code, Title 26 of the United States Code, Title 27 of the United States Code, and 27 C.F.R. § 1.1 et seq.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2965 Hobson Road, Dunn, NC 28334

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lee Honeycutt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Secretary and Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Insurance Agency Owner & Operator through H4 Insurance Services, Agent Alliance Group, & Cornerstone Employee Benefits

Education

Bachelors Degree in Parks, Recreation and Leisure studies from University of Mount Olive

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Name

Wesley Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Business consultant through TEcHonfidence since 2014 & environmental consultant through Wetland Solutions since 2017

Education

Masters of Commercialization and Entrepreneurship, Masters of Environmental Management both from University of Auckland in New Zealand

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lee Honeycutt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, Secretary and Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Insurance Agency Owner & Operator through H4 Insurance Services, Agent Alliance Group, & Cornerstone Employee Benefits

Education

Bachelors Degree in Parks, Recreation and Leisure studies from University of Mount Olive

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Name

Wesley Johnson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Business consultant through TEcHonfidence since 2014 & environmental consultant through Wetland Solutions since 2017

Education

Masters of Commercialization and Entrepreneurship, Masters of Environmental Management both from University of Auckland in New Zealand

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in North Carolina .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	20,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	May dilute ownership holders of Securities if converted. Wil be required to be repaid at maturity.

Type of security	Class A LLC/Membership Interests
Amount outstanding	500,000
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests. Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement. Subscription and Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type of security	Class B LLC/Membership Interests
Amount outstanding	1,250
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners

	in proportion to the Interest Owners' Ownership Interests. Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement. Subscription and Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

Type of security	Class C LLC/Membership Interests
Amount outstanding	0
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Distributions made to the Interest Owners (as approved by Managers) in the following order of priority: (1) first, eighty percent (80%) to the Interest Owners who hold Class C Units in proportion to their Ownership Interests and twenty percent (20%) to the Interest Owners who hold Class A Units and Class B Units in proportion to their respective Ownership Interests until the Net Capital Contributions of all holders of Class C Units have been reduced to zero; and (2) second, to the Interest Owners in proportion to the Interest Owners' Ownership Interests. Restricted Securities under Securities Act Operating Agreement transfer restrictions Operating Agreement drag-along provisions Operating Agreement rights of first refusal benefiting company Special provisions applicable under Subscription Agreement. Subscription and Operating Agreement for Federal and North Carolina alcoholic beverage permitting disqualification events which trigger repurchase rights.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	534,584	$211,100.00	Advertising, future acquisition of real estate & brewing equipment	September 30, 2022	Regulation CF
LLC/Membership Interests	500,000	$1,000.00	General Operations	January 1, 2021	Section 4(a)(2)
LLC/Membership Interests	1,250	$0.00	N/A	March 24, 2022	Rule 701
Line of Credit		$20,000.00	General operations	March 14, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people. Those people are Wesley Johnson and Lee Honeycutt .

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Wesley Johnson	59.9%
Lee Honeycutt	39.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Grain Dealers Brewery, LLC (the "Company") was incorporated on May 9, 2019 under the laws of the State of North Carolina, and is headquartered in Dunn, North Carolina. The issuer does not have any revenue or costs of good to date as the building has not been put in use. Expenses to date have primarily included legal & professional and advertising & marketing in 2021 in the amounts of $9,201 and $1,839 respectively. Historical performance of the issuer has been primarily limited to organizational and project setup expenses and, as such, historic performance is not representative of expected future performance once the property is in use and the company is open to serve customers, producing revenue and associated operating expenses. The reviewed financials display balance sheet activities for 2020 and 2021 of Owner's Investment of $293 and $11,267 respectively. The purchase and buildout of the property in addition to the initial operating needs of the business is anticipated to require at least $1.07 million of capital, as detailed in the Use of Proceeds. Investor Class C Units, targeted to be raised by the Company through Regulation Crowdfunding will be a material source of capital. Another source of capital to be used in conjunction with the capital raised through Reg CF is a bank loan collateralized by the property. Financial milestones of the project include: • Obtain capital from Regulation Crowdfunding campaign to acquire the property and complete the basic fitout of the property required to get it in use. • Secure bank financing to the extent needed based on gap between anticipated costs and Reg CF capital raised. • Complete the renovations and open the brewery and events space

The Company intends to achieve profitability in the next 12 months by beginning brewing operations and sales. Additionally the acquisition and improvement of the targeted building should take place in that time frame.

Liquidity and Capital Resources

On September 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $211,104.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company does intend to make several material capital expenditures in the near future including the purchase of real estate, the construction of buildings, and the acquisition of relevant operational equipment.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Wesley T. Johnson
(Signature)

Wesley T. Johnson
(Name)

President and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Wesley Johnson
(Signature)

Wesley Johnson
(Name)

President and CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

GRAIN DEALERS BREWERY, LLC

Financial Statements

December 31, 2022

DANNY B. WEST, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

GRAIN DEALERS BREWERY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	
Financial Statements:	
Balance Sheet	3
Statement of Income	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7

DANNY B. WEST, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

106 East Broad Street
P.O. Box 985
Dunn, North Carolina 28334
Phone 910 892 0380
Facsimile 910 892 0385

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Partners and Management
Grain Dealers Brewery, LLC
Dunn, North Carolina 28334

We have reviewed the accompanying financial statements of Grain Dealers Brewery, LLC (a partnership), which comprise the balance sheet as of December 31, 2022, the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Grain Dealers Brewery, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Member: American Institute of Certified Public Accountants
Member: North Carolina Association of Certified Public Accountants

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Danny B West, PLLC

Danny B. West, PLLC
Dunn, North Carolina
April 27, 2023

GRAIN DEALERS BREWERY, LLC
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	160,630
Total Current Assets		160,630
TOTAL ASSETS	$	160,630

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

CURRENT LIABILITIES

Total Current Liabilities	$	-

LONG TERM LIABILITIES

Total Long Term Liabilities		-
TOTAL LIABILITIES		-

PARTNERS' CAPITAL

Partners' Capital		160,630
TOTAL PARTNERS' CAPITAL		160,630
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	160,630

GRAIN DEALERS BREWERY, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2022

REVENUE	
Sales	$ -
Total Revenues	-
COST OF GOODS SOLD	
Cost of Goods Sold	-
Total Cost of Goods Sold	-
GROSS PROFIT	-
OPERATING EXPENSES	
Advertising	3,861
Office Expense	122
Professional Fees	48,937
Taxes	203
Total Operating Expenses	53,123
OPERATING INCOME	(53,123)
NET INCOME	$ (53,123)

See accountant's accompanying notes and review report.

GRAIN DEALERS BREWERY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities:

Net income $ (53,123)

Adjustments to reconcile net income to net cash provided

By operating activities:

Net Cash Used by Operating Activities (53,123)

Cash Flows From Investing Activities

Net Cash Provided by Investing Activities -

Cash Flows From Financing Activities

Proceeds from partner contributions 213,753

Net Cash Provided by Financing Activities 213,753

Increase in Cash and Cash Equivalents 160,630

Cash and Cash Equivalents - beginning of the year -

Cash and Cash Equivalents - end of the year $ 160,630

Note A – Summary of Significant Accounting Policies

This summary of significant accounting policies of Grain Dealers Brewery, LLC (a partnership) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity.

Nature of Operations

The Company has not started operations as of the financial statement date. Once the Company begins operations it will provide food and beverage services to Dunn, North Carolina through a restaurant and brewery. The Company will also have a space to host events including live concerts, food trucks, and other entertainment events. The Company will seek to set itself apart by providing a safe and exciting environment for customers while providing quality products and services.

Use of Estimates

Estimates and assumptions are often used in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities. Actual results could vary from the estimates that were used. Estimates were not used for the financial statements as the Company has not started operations through the financial statement date.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with a maturity of three months or less at the time of purchase.

Basis of Accounting

The Company has presented these financial statements on the accrual basis. On this basis the Company recognizes revenues and costs on the accrual basis. Revenues are recorded at the time of the invoice, while costs are recorded when products and services are provided.

Investments

Grain Dealers Brewery, LLC did not have any investments at December 31, 2022.

Note B – Cash and Cash Equivalents

The Company maintains cash and cash equivalents balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company has uninsured bank balances of $0.00.

Note C – Income Taxes

The Company has elected partnership status (Form 1065) under the provisions of the Internal Revenue Code; therefore, the Company's profits are taxed to the Partners. The Company has no federal or state income tax liability.

No federal or state income tax returns have been filed as of the date the financial statements were available to be issued due to 2022 being the Company's first year in business. Income tax returns are subject to examination by the tax authorities, generally for three years after they are filed.

Note D – Changes in Partners' Capital

There are no specific preferences affecting the Partners' interests. After closing out the 2022 net loss of $53,123 and partners' contributions of $213,753 to partners' capital, the following accounts comprise Partners' Capital at December 31, 2022:

Total Partners' Capital

12-31-21 Balance	$ 0
Net Income	(53,123)
Partners' Contributions	213,753
12-31-22 Ending Balance	$ 160,630

Note E – Risk Management

Grain Dealers Brewery, LLC is exposed to various risks of loss related to torts; theft of, damage to, and destruction of assets; errors and omissions; injuries to employees; and natural disasters. The Company does not have any form of insurance through December 31, 2022 due to operations not starting. The Company plans to receive insurance coverage once operations begin.

Additionally, there have been no claims as of the date on which the financial statements were available to be issued.

Note F - Date of Management Review and Subsequent Events

Management has evaluated subsequent events through **April 27, 2023**, the date on which the financial statements were available to be issued. No events have occurred requiring accrual subsequent to December 31, 2022 or through the date on which the financial statements were available to be issued.